CONFORMED COPY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 29, 2010

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2
(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated April 29, 2010 relating to the announcement of completion of the ADR Offering and Listing of the American Depositary Shares on the Nasdaq Global Market.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: April 29, 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement is for information purposes only and does not constitute an invitation or offer to the public in Hong Kong to acquire, purchase or subscribe for any securities.
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)
COMPLETION OF THE ADR OFFERING AND
LISTING OF THE AMERICAN DEPOSITARY SHARES ON
THE NASDAQ GLOBAL MARKET
This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”).
Reference is made to the announcements of City Telecom (H.K.) Limited (“Company”) dated 15 April 2010, 26 April 2010 and 27 April 2010 as well as the Company’s Overseas Regulatory Announcements dated 7 April 2010, 15 April 2010, 23 April 2010 and 26 April 2010 in relation to the ADR Offering.
Unless otherwise stated, terms used herein shall have the same meanings as those defined in the Company’s announcement dated 26 April 2010.
COMPLETION OF THE ADR OFFERING
The Board is pleased to announce that the conditions of the Underwriting Agreement have been fulfilled.
As announced by the Company on 27 April 2010, the Underwriters have exercised in full the option granted by the Company to cover over-allotments of the ADSs, which has resulted in the sale by the Company of an additional 525,000 ADSs, representing 10,500,000 Shares.
Completion of the ADR Offering, including the over-allotment option for 525,000 ADSs, took place in New York, USA at 10:00 a.m. (New York City time) on 28 April 2010.

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An aggregate of 4,025,000 ADSs, representing 80,500,000 Shares, have been placed by the Underwriters at the Offer Price of US$13.00 (equivalent to approximately HK$100.91) per ADS to more than six independent professional, institutional and/or private investors selected and procured by the Underwriters.
To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, each of the placees of the ADSs and their respective ultimate beneficial owners is a third party independent of the Company and its connected persons (as defined in the Listing Rules); and none of the placees has become a substantial shareholder (as defined in the Listing Rules) of the Company immediately after completion of the ADR Offering.
Based on the estimated expense of approximately US$700,000 (equivalent to approximately HK$5,433,820) for the ADR Offering (including the over-allotment option), the gross proceeds raised under the ADR Offering are approximately US$52,325,000 (equivalent to approximately HK$406,178,045), and the net proceeds of the ADR Offering are approximately US$49,008,750 (equivalent to approximately HK$380,435,323).
The ADSs were listed on the Nasdaq Global Market on 28 April 2010 and trading of the ADRs on the Nasdaq Global Market commenced at 9:30 a.m. (New York City time) on the same day.
SHAREHOLDING STRUCTURE OF THE COMPANY
The following table sets out the shareholding structure of the Company immediately before and after completion of the ADR Offering (including 525,000 ADSs under the over-allotment option):

	Immediately before		Immediately after
	completion of the ADR Offering		completion of the ADR Offering
	No. of	Approximately	No. of	Approximately
Shareholders	Shares	%	Shares	%

Mr. Wong Wai Kay, Ricky (Note 1)	346,959,573	50.69	346,959,573	45.35
Mr. Cheung Chi Kin, Paul (Note 2)	42,286,159	6.18	42,286,159	5.53
Mr. Yeung Chu Kwong, William	2,306,000	0.33	2,306,000	0.30
Mr. Lai Ni Quiaque (Note 3)	10,392,506	1.52	10,392,506	1.36
Public (Note 4)	282,553,106	41.28	363,053,106	47.46

	684,497,344	100.00	764,997,344	100.00

Notes:

(1)	339,814,284 Shares are held by Top Group International Limited which is 42.12% owned by Mr. Wong Wai Kay, Ricky.

(2)	24,924,339 Shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

(3)	10,392,506 Shares are jointly owned by Mr. Lai Ni Quiaque and his spouse.

(4)	Including Shares represented by ADSs, which are held by a custodian on behalf of the Depositary.

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For illustrative purposes of this announcement, an exchange rate of US$1 = HK$7.7626 is used. However, no assurance can be given that this exchange rate will apply as and when the proceeds of the ADR Offering are converted into Hong Kong dollars.

By Order of the Board City Telecom (H.K.) Limited Lai Ni Quiaque Executive Director, Chief Financial Officer and Company Secretary
Hong Kong, 29 April 2010
As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

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